UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

ITEM

1.	Interim Condensed Consolidated Financial Statements and Explanatory Notes for the three-month and nine-month periods ended September 30, 2023 and 2022.

Item 1

GEOPARK LIMITED

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

AND EXPLANATORY NOTES

For the three-month and nine-month periods ended September 30, 2023 and 2022

GEOPARK LIMITED

SEPTEMBER 30, 2023

CONTENTS

Page

3	Condensed Consolidated Statement of Income
4	Condensed Consolidated Statement of Comprehensive Income
5	Condensed Consolidated Statement of Financial Position
6	Condensed Consolidated Statement of Changes in Equity
7	Condensed Consolidated Statement of Cash Flow
8	Explanatory Notes to the Interim Condensed Consolidated Financial Statements

GEOPARK LIMITED

SEPTEMBER 30, 2023

CONDENSED CONSOLIDATED STATEMENT OF INCOME

		Three-month	Three-month	Nine-month	Nine-month
		period ended	period ended	period ended	period ended
		September 30,	September 30,	September 30,	September 30,
		2023	2022	2023	2022
Amounts in US$ ´000	Note	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUE	3	192,134	258,249	556,911	818,629
Commodity risk management contracts	4	—	22,993	—	(70,683)
Production and operating costs	5	(58,208)	(87,134)	(171,393)	(282,800)
Geological and geophysical expenses	6	(2,562)	(2,322)	(7,622)	(8,019)
Administrative expenses	7	(11,571)	(14,348)	(32,273)	(35,128)
Selling expenses	8	(3,749)	(2,049)	(8,325)	(5,217)
Depreciation		(29,819)	(21,416)	(86,379)	(66,200)
Write-off of unsuccessful exploration efforts	11	(9,346)	(5,935)	(21,539)	(5,935)
Other income (expenses)		3,603	(2,657)	(2,804)	2,737
OPERATING PROFIT		80,482	145,381	226,576	347,384
Financial expenses	9	(12,454)	(14,126)	(34,614)	(46,192)
Financial income	9	1,856	783	4,668	2,223
Foreign exchange (loss) gain	9	(3,952)	11,516	(16,926)	11,970
PROFIT BEFORE INCOME TAX		65,932	143,554	179,704	315,385
Income tax expense	10	(41,164)	(70,172)	(94,929)	(143,138)
PROFIT FOR THE PERIOD		24,768	73,382	84,775	172,247
Earnings per share (in US$). Basic		0.44	1.24	1.48	2.89
Earnings per share (in US$). Diluted		0.44	1.23	1.48	2.85

The above condensed consolidated statement of income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

SEPTEMBER 30, 2023

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Amounts in US$ ´000	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Profit for the period	24,768	73,382	84,775	172,247
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	(210)	243	1,122	1,442
(Loss) Profit on cash flow hedges (a)	(8,088)	9,304	(7,004)	5,057
Income tax benefit (expense) relating to cash flow hedges	4,044	(3,256)	3,502	(1,770)
Other comprehensive (loss) profit for the period	(4,254)	6,291	(2,380)	4,729
Total comprehensive profit for the period	20,514	79,673	82,395	176,976

(a)	Unrealized result on commodity risk management contracts designated as cash flow hedges. See Note 4.

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

SEPTEMBER 30, 2023

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	At September 30, 2023	Year ended
Amounts in US$ ´000		(Unaudited)	December 31, 2022
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	11	699,889	666,879
Right-of-use assets		31,119	37,011
Prepayments and other receivables		144	121
Other financial assets		14,035	12,877
Deferred income tax asset		17,870	18,943
TOTAL NON CURRENT ASSETS		763,057	735,831
CURRENT ASSETS
Inventories		12,181	14,434
Trade receivables		63,272	71,794
Prepayments and other receivables		27,156	22,106
Derivative financial instrument assets	16	—	967
Cash and cash equivalents		106,300	128,843
TOTAL CURRENT ASSETS		208,909	238,144
TOTAL ASSETS		971,966	973,975
EQUITY
Equity attributable to owners of the Company
Share capital	12	56	58
Share premium		118,343	134,798
Reserves		37,230	61,876
Retained earnings (Accumulated losses)		1,748	(81,147)
TOTAL EQUITY		157,377	115,585
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	13	487,603	485,114
Lease liabilities		25,468	22,051
Provisions and other long-term liabilities	14	54,612	51,947
Deferred income tax liability		55,680	70,123
TOTAL NON CURRENT LIABILITIES		623,363	629,235
CURRENT LIABILITIES
Borrowings	13	5,653	12,528
Lease liabilities		7,131	10,000
Derivative financial instrument liabilities	16	6,526	19
Current income tax liability		57,298	65,002
Trade and other payables	15	114,618	141,606
TOTAL CURRENT LIABILITIES		191,226	229,155
TOTAL LIABILITIES		814,589	858,390
TOTAL EQUITY AND LIABILITIES		971,966	973,975

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

SEPTEMBER 30, 2023

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
					Retained
					earnings
	Share	Share	Other	Translation	(Accumulated
Amount in US$ '000	Capital	Premium	Reserve	Reserve	losses)	Total
Equity at January 1, 2022	60	169,220	97,261	(13,707)	(314,779)	(61,945)
Comprehensive income:
Profit for the nine-month period	—	—	—	—	172,247	172,247
Other comprehensive profit for the period	—	—	3,287	1,442	—	4,729
Total comprehensive profit for the period ended September 30, 2022	—	—	3,287	1,442	172,247	176,976
Transactions with owners:
Share-based payment	1	1,565	—	—	6,010	7,576
Repurchase of shares	(2)	(23,062)	—	—	—	(23,064)
Cash distribution	—	—	(17,001)	—	—	(17,001)
Total transactions with owners for the period ended September 30, 2022	(1)	(21,497)	(17,001)	—	6,010	(32,489)
Balance at September 30, 2022 (Unaudited)	59	147,723	83,547	(12,265)	(136,522)	82,542

Equity at January 1, 2023	58	134,798	73,462	(11,586)	(81,147)	115,585
Comprehensive income:
Profit for the nine-month period	—	—	—	—	84,775	84,775
Other comprehensive (loss) profit for the period	—	—	(3,502)	1,122	—	(2,380)
Total comprehensive (loss) profit for the period ended September 30, 2023	—	—	(3,502)	1,122	84,775	82,395
Transactions with owners:
Share-based payment	1	7,153	—	—	(1,880)	5,274
Repurchase of shares	(3)	(23,608)	—	—	—	(23,611)
Cash distribution	—	—	(22,266)	—	—	(22,266)
Total transactions with owners for the period ended September 30, 2023	(2)	(16,455)	(22,266)	—	(1,880)	(40,603)
Balance at September 30, 2023 (Unaudited)	56	118,343	47,694	(10,464)	1,748	157,377

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

	Nine-month	Nine-month
	period ended	period ended
	September 30,	September 30,
	2023	2022
Amounts in US$ ’000	(Unaudited)	(Unaudited)
Cash flows from operating activities
Profit for the period	84,775	172,247
Adjustments for:
Income tax expense	94,929	143,138
Depreciation	86,379	66,200
Loss on disposal of property, plant and equipment	419	18
Write-off of unsuccessful exploration efforts	21,539	5,935
Amortization of other long-term liabilities	(95)	(124)
Accrual of borrowing interests	23,114	28,650
Borrowings cancellation costs	—	5,141
Unwinding of long-term liabilities	4,930	4,697
Accrual of share-based payment	5,274	7,576
Foreign exchange loss (gain)	19,835	(11,970)
Unrealized loss on commodity risk management contracts	—	(10,302)
Income tax paid (a)	(105,624)	(28,205)
Change in working capital (b)	(45,161)	(28,920)
Cash flows from operating activities – net	190,314	354,081
Cash flows from investing activities
Purchase of property, plant and equipment	(132,428)	(115,202)
Proceeds from disposal of long-term assets	—	15,135
Cash flows used in investing activities – net	(132,428)	(100,067)
Cash flows from financing activities
Principal paid	—	(171,291)
Interest paid	(27,500)	(36,498)
Borrowings cancellation and other costs paid	—	(9,118)
Lease payments	(7,598)	(5,398)
Repurchase of shares	(23,611)	(23,064)
Cash distribution	(22,266)	(17,001)
Cash flows used in financing activities - net	(80,975)	(262,370)
Net decrease in cash and cash equivalents	(23,089)	(8,356)
Cash and cash equivalents at January 1	128,843	100,604
Currency translation differences	546	788
Cash and cash equivalents at the end of the period	106,300	93,036
Ending Cash and cash equivalents are specified as follows:
Cash at bank and bank deposits	106,288	93,026
Cash in hand	12	10
Cash and cash equivalents	106,300	93,036

(a)	Includes self-withholding taxes for US$ 25,256,000 and US$ 15,616,000 during the nine-month period ended September 30, 2023 and 2022, respectively.
(b)	Includes withholding taxes from clients for US$ 19,652,000 and US$ 20,935,000 during the nine-month period ended September 30, 2023 and 2022, respectively.

The above condensed consolidated statement of cash flow should be read in conjunction with the accompanying notes.

EXPLANATORY NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1

General information

GeoPark Limited (the “Company”) is a company incorporated under the laws of Bermuda. The Registered Office address is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (the “Group” or “GeoPark”) is the exploration, development and production for oil and gas reserves in Colombia, Chile, Brazil and Ecuador.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on November 8, 2023.

Basis of Preparation

The interim condensed consolidated financial statements of GeoPark Limited are presented in accordance with IAS 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the annual consolidated financial statements as of and for the year ended December 31, 2022, which have been prepared in accordance with IFRS.

The interim condensed consolidated financial statements have been prepared in accordance with the accounting policies applied in the most recent annual consolidated financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. The amendments and interpretations detailed in the annual consolidated financial statements as of and for the year ended December 31, 2022, that apply for the first time in 2023, do not have an impact on the interim condensed consolidated financial statements of the Group.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Group are not subject to significant seasonal changes.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these interim condensed consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as of and for the year ended December 31, 2022.

Financial risk management

The Group’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk concentration, funding and liquidity risk, interest risk and capital risk. The interim condensed consolidated financial statements do not include all the financial risk management information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2022.

Note 1 (Continued)

Financial risk management (Continued)

The Group is continually reviewing its exposure to the current market conditions and adjusting its capital expenditures program which remains flexible and quickly adaptable to different oil price scenarios. GeoPark also continues to add new oil hedges, increasing its price risk protection within the upcoming four quarters.

The Group maintained a cash position of US$ 106,300,000 as of September 30, 2023. In addition, GeoPark has access to a US$ 80,000,000 senior unsecured credit agreement with Banco BTG Pactual S.A. and Banco Latinoamericano de Comercio Exterior S.A. and to US$ 149,300,000 in uncommitted credit lines.

Subsidiary undertakings

The following chart illustrates the main companies of the Group structure as of September 30, 2023:

(1)	GeoPark Ecuador S.A. holds 50% working interest in the consortiums that operate the Espejo and Perico Blocks.

Details of the subsidiaries and joint operations of the Group are set out in Note 21 to the annual consolidated financial statements as of and for the year ended December 31, 2022.

During the nine-month period ended September 30, 2023, the following change took place:

●	The merger process between GeoPark Colombia S.A.S., GeoPark Colombia E&P S.A. and Petrodorado South America S.A., with GeoPark Colombia S.A.S. being the surviving company, was approved by the relevant Colombian authorities and the merger became effective as of its registration in the Public Registry of the Chamber of Commerce of Bogota on January 27, 2023.

Note 2

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the Chief Executive Officer, Chief Financial Officer, Chief Technical Officer, Chief Exploration Officer, Chief Operating Officer, Chief Strategy, Sustainability and Legal Officer and Chief People Officer. This committee reviews the Group’s internal reporting to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit (loss) for the period (determined as if IFRS 16 Leases has not been adopted), before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts, geological and geophysical expenses allocated to capitalized projects, and other non-recurring events. Other information provided to the Executive Committee is measured in a manner consistent with that in the consolidated financial statements.

Nine-month period ended September 30, 2023:

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Ecuador	Corporate
Revenue	556,911	518,554	11,367	10,177	—	12,692	4,121
Sale of crude oil	534,299	518,526	2,719	362	—	12,692	—
Sale of purchased crude oil	4,121	—	—	—	—	—	4,121
Sale of gas	19,142	679	8,648	9,815	—	—	—
Commodity risk management contracts designated as cash flow hedges	(651)	(651)	—	—	—	—	—
Production and operating costs	(171,393)	(150,136)	(5,951)	(3,572)	—	(8,244)	(3,490)
Royalties in cash	(11,510)	(10,342)	(373)	(795)	—	—	—
Economic rights	(54,326)	(54,326)	—	—	—	—	—
Share-based payment	(498)	(446)	(48)	—	—	(4)	—
Operating costs	(105,059)	(85,022)	(5,530)	(2,777)	—	(8,240)	(3,490)
Depreciation	(86,379)	(71,726)	(7,808)	(1,705)	(17)	(5,121)	(2)
Adjusted EBITDA	334,026	331,185	3,558	4,537	(2,094)	2,161	(5,321)

Nine-month period ended September 30, 2022:

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Ecuador	Corporate
Revenue	818,629	766,642	22,472	16,201	1,962	5,024	6,328
Sale of crude oil	784,093	765,482	11,260	663	1,664	5,024	—
Sale of purchased crude oil	6,328	—	—	—	—	—	6,328
Sale of gas	28,208	1,160	11,212	15,538	298	—	—
Production and operating costs	(282,800)	(258,621)	(11,677)	(4,054)	(1,579)	(1,567)	(5,302)
Royalties in cash	(49,098)	(46,660)	(899)	(1,266)	(273)	—	—
Economic rights	(154,285)	(154,285)	—	—	—	—	—
Share-based payment	(785)	(699)	(87)	—	1	—	—
Operating costs	(78,632)	(56,977)	(10,691)	(2,788)	(1,307)	(1,567)	(5,302)
Depreciation	(66,200)	(52,870)	(10,871)	(2,185)	(237)	(35)	(2)
Adjusted EBITDA	408,657	401,089	9,065	9,967	(5,428)	1,559	(7,595)

Total Assets	Total	Colombia	Chile	Brazil	Argentina	Ecuador	Corporate
September 30, 2023	971,966	838,315	52,965	27,252	435	41,057	11,942
December 31, 2022	973,975	797,390	63,379	34,329	1,296	35,690	41,891

Note 2 (Continued)

Segment Information (Continued)

A reconciliation of total Adjusted EBITDA to total Profit before income tax is provided as follows:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Adjusted EBITDA	115,190	141,299	334,026	408,657
Unrealized gain on commodity risk management contracts	—	36,831	—	10,302
Depreciation (a)	(29,819)	(21,416)	(86,379)	(66,200)
Write-off of unsuccessful exploration efforts	(9,346)	(5,935)	(21,539)	(5,935)
Share-based payment	(1,917)	(4,183)	(5,274)	(7,576)
Lease accounting - IFRS 16	2,505	1,442	7,598	5,398
Others (b)	3,869	(2,657)	(1,856)	2,738
Operating profit	80,482	145,381	226,576	347,384
Financial expenses	(12,454)	(14,126)	(34,614)	(46,192)
Financial income	1,856	783	4,668	2,223
Foreign exchange (loss) gain	(3,952)	11,516	(16,926)	11,970
Profit before tax	65,932	143,554	179,704	315,385

(a)	Net of capitalized costs for oil stock included in Inventories. Depreciation for the nine-month period ended September 30, 2023, includes US$ 1,365,000 (US$ 1,494,000 in 2022) generated by assets not related to production activities. For the three-month period ended September 30, 2023, the amount included in depreciation is US$ 427,000 (US$ 471,000 in 2022).
(b)	Includes allocation to capitalized projects.

Note 3

Revenue

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ '000	2023	2022	2023	2022
Sale of crude oil	185,357	248,677	534,299	784,093
Sale of purchased crude oil	2,172	965	4,121	6,328
Sale of gas	5,256	8,607	19,142	28,208
Commodity risk management contracts designated as cash flow hedges (a)	(651)	—	(651)	—
	192,134	258,249	556,911	818,629

(a)	Realized result on commodity risk management contracts designated as cash flow hedges. See Note 4.

Note 4

Commodity risk management contracts

The Group has entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives are zero-premium collars and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties.

The Group’s derivatives that hedge cash flows from the sales of crude oil for periods through December 31, 2022, are accounted for as non-hedge derivatives and therefore all changes in the fair values of these derivative contracts are recognized immediately as gains or losses in the results of the periods in which they occur as part of the Commodity risk management contracts line item in the Condensed Consolidated Statement of Income.

The Group’s derivatives that hedge cash flows from the sales of crude oil for periods from January 1, 2023 onwards, are designated and qualify as cash flow hedges. The effective portion of changes in the fair values of these derivative contracts are recognized in Other Reserve within Equity. The gain or loss relating to the ineffective portion, if any, is recognized immediately as gains or losses in the results of the periods in which they occur. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss as part of the Revenue line item in the Condensed Consolidated Statement of Income.

The following table summarizes the Group’s production hedged during the nine-month period ended September 30, 2023, and for the following periods as a consequence of the derivative contracts in force as of September 30, 2023:

			Volume	Average
Period	Reference	Type	bbl/d	price US$/bbl
January 1, 2023 - March 31, 2023	ICE BRENT	Zero Premium Collars	9,500	66.05 Put 112.59 Call
April 1, 2023 - June 30, 2023	ICE BRENT	Zero Premium Collars	10,000	69.25 Put 110.56 Call
July 1, 2023 - September 30, 2023	ICE BRENT	Zero Premium Collars	9,000	70.00 Put 94.69 Call
October 1, 2023 - December 31, 2023	ICE BRENT	Zero Premium Collars	9,000	69.44 Put 91.82 Call
January 1, 2024 - March 31, 2024	ICE BRENT	Zero Premium Collars	8,500	65.59 Put 92.04 Call
April 1, 2024 - June 30, 2024	ICE BRENT	Zero Premium Collars	9,000	67.50 Put 96.99 Call
July 1, 2024 - September 30, 2024	ICE BRENT	Zero Premium Collars	6,000	65.83 Put 99.21 Call

The table below summarizes the loss on the commodity risk management contracts:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Realized loss on commodity risk management contracts	—	(13,838)	—	(80,985)
Unrealized gain on commodity risk management contracts	—	36,831	—	10,302
Total	—	22,993	—	(70,683)

Note 5

Production and operating costs

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ '000	2023	2022	2023	2022
Staff costs	3,850	3,158	10,957	10,108
Share-based payment	239	256	498	785
Royalties in cash	752	15,543	11,510	49,098
Economic rights	14,764	47,030	54,326	154,285
Well and facilities maintenance	5,936	5,605	17,310	15,558
Operation and maintenance	1,989	1,489	5,670	4,921
Consumables (a)	10,495	5,501	26,594	15,582
Equipment rental	579	2,271	2,346	6,539
Transportation costs	1,406	1,117	4,369	3,092
Field camp	1,994	1,014	4,818	2,913
Safety and insurance costs	1,146	748	2,968	2,848
Personnel transportation	958	635	2,636	1,866
Consultant fees	568	337	1,527	1,412
Gas plant costs	479	310	1,456	1,408
Non-operated blocks costs	4,714	3,777	14,312	8,482
Crude oil stock variation	5,264	(3,114)	3,989	(4,403)
Purchased crude oil	1,854	685	3,490	5,302
Other costs	1,221	772	2,617	3,004
	58,208	87,134	171,393	282,800

(a)	Consumables include energy costs of US$ 7,473,000 and US$ 2,317,000 for the three-month periods ended September 30, 2023 and 2022, respectively, and US$ 18,204,000 and US$ 2,787,000 for the nine-month periods ended September 30, 2023 and 2022, respectively.

Note 6

Geological and geophysical expenses

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ '000	2023	2022	2023	2022
Staff costs	1,822	1,799	5,658	5,658
Share-based payment	147	(142)	393	264
Communication and IT costs	589	429	1,529	1,374
Consultant fees	159	89	594	242
Allocation to capitalized projects	(266)	—	(948)	(1)
Other services	111	147	396	482
	2,562	2,322	7,622	8,019

Note 7

Administrative expenses

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ '000	2023	2022	2023	2022
Staff costs	5,994	5,127	18,551	16,944
Share-based payment	1,525	4,069	4,372	6,527
Consultant fees	3,003	2,374	7,525	6,365
Safety and insurance costs	974	973	2,952	2,949
Travel expenses	198	734	1,300	1,305
Non-operated blocks expenses	438	764	1,095	1,060
Director fees and allowance	296	145	697	982
Communication and IT costs	1,207	1,070	2,653	2,120
Allocation to joint operations	(3,310)	(2,410)	(9,608)	(6,803)
Other administrative expenses	1,246	1,502	2,736	3,679
	11,571	14,348	32,273	35,128

Note 8

Selling expenses

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ '000	2023	2022	2023	2022
Staff costs	133	108	367	316
Share-based payment	6	—	11	—
Transportation	2,694	848	5,567	3,086
Selling taxes and other	916	1,093	2,380	1,815
	3,749	2,049	8,325	5,217

Note 9

Financial results

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ '000	2023	2022	2023	2022
Financial expenses
Bank charges and other financial costs	(3,091)	(1,722)	(6,570)	(7,674)
Interest and amortization of debt issue costs	(7,721)	(8,849)	(23,114)	(28,680)
Borrowings cancellation costs	—	(2,104)	—	(5,141)
Unwinding of long-term liabilities	(1,642)	(1,451)	(4,930)	(4,697)
	(12,454)	(14,126)	(34,614)	(46,192)
Financial income
Interest received	1,856	783	4,668	2,223
	1,856	783	4,668	2,223
Foreign exchange gains and losses
Foreign exchange (loss) gain	(3,952)	11,516	(19,835)	11,970
Result on currency risk management contracts	—	—	2,909	—
	(3,952)	11,516	(16,926)	11,970
Total financial results	(14,550)	(1,827)	(46,872)	(31,999)

Note 10

Income tax

The Group calculates income tax expense using the tax rate that would be applicable to the expected total annual earnings. The main components of income tax expense in the Condensed Consolidated Statement of Income are:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ '000	2023	2022	2023	2022
Current income tax expense	29,577	36,618	104,598	104,773
Deferred income tax expense (benefit)	11,587	33,554	(9,669)	38,365
	41,164	70,172	94,929	143,138

The effective tax rate was 62% and 49% for the three-month periods ended September 30, 2023, and 2022, respectively, and 53% and 45% for the nine-month periods ended September 30, 2023, and 2022, respectively.

As of September 30, 2023, and 2022, the statutory income tax rate in Colombia was 35%, though a tax surcharge is also applicable in 2023, as a result of the tax reform approved in November 2022, impacting companies engaged in the extraction of crude oil like GeoPark. The tax surcharge varies from zero to 15%, depending on different Brent oil prices. The Group currently estimates a tax surcharge of 15% for 2023. The tax reform also prevents the deduction of royalties for corporate income tax calculation purposes.

The increase in the effective tax rate compared to the same periods of the prior year is mainly due to the effect of the income tax surcharge and the non deductibility of royalties, each applicable since January 1, 2023, as well as the effect of fluctuations of the Colombian peso on deferred income taxes.

Note 11

Property, plant and equipment

			Furniture,				Exploration
			equipment	Production	Buildings		and
	Oil & gas		and	facilities and	and	Construction	evaluation
Amounts in US$ '000	properties		vehicles	machinery	improvements	in progress	assets		Total
Cost at January 1, 2022	957,932		18,421	201,177	11,662	27,204	100,470		1,316,866
Additions	(6,161)	(a)	879	—	(10)	84,262	33,319		112,289
Disposals	—		(381)	(26)	—	—	—		(407)
Write-offs	—		—	—	—	—	(5,935)	(b)	(5,935)
Transfers	85,475		13	16,159	43	(90,485)	(11,205)		—
Currency translation differences	1,351		18	107	3	8	9		1,496
Cost at September 30, 2022	1,038,597		18,950	217,417	11,698	20,989	116,658		1,424,309

Cost at January 1, 2023	1,079,257		19,093	222,727	11,027	16,480	113,041		1,461,625
Additions	3,947	(a)	857	12	13	78,844	49,599		133,272
Disposals	—		(1,175)	—	(2,150)	(119)	—		(3,444)
Write-offs	—		—	—	—	—	(21,539)	(c)	(21,539)
Transfers	90,757		—	13,167	6	(79,387)	(24,543)		—
Currency translation differences	1,876		25	150	4	11	12		2,078
Cost at September 30, 2023	1,175,837		18,800	236,056	8,900	15,829	116,570		1,571,992

Depreciation and write-down at January 1, 2022	(563,157)		(16,377)	(116,617)	(6,668)	—	—		(702,819)
Depreciation	(51,727)		(997)	(8,881)	(497)	—	—		(62,102)
Disposals	—		370	19	—	—	—		389
Currency translation differences	(1,044)		(15)	(107)	(3)	—	—		(1,169)
Depreciation and write-down at September 30, 2022	(615,928)		(17,019)	(125,586)	(7,168)	—	—		(765,701)

Depreciation and write-down at January 1, 2023	(642,280)		(16,799)	(129,073)	(6,594)	—	—		(794,746)
Depreciation	(67,440)		(971)	(9,712)	(394)	—	—		(78,517)
Disposals	—		1,148	—	1,877	—	—		3,025
Currency translation differences	(1,688)		(23)	(150)	(4)	—	—		(1,865)
Depreciation and write-down at September 30, 2023	(711,408)		(16,645)	(138,935)	(5,115)	—	—		(872,103)

Carrying amount at September 30, 2022	422,669		1,931	91,831	4,530	20,989	116,658		658,608
Carrying amount at September 30, 2023	464,429		2,155	97,121	3,785	15,829	116,570		699,889

(a)	Corresponds to the effect of the change in the estimate of asset retirement obligations.
(b)	Corresponds to exploration costs incurred in previous years in the Tacacho and Terecay Blocks (Colombia) and an exploratory well drilled in the CPO-5 Block (Colombia).
(c)	Corresponds to two unsuccessful exploratory wells drilled in the Llanos 87 Block (Colombia), an unsuccessful exploratory well drilled in the Llanos 124 Block (Colombia) and other exploration costs incurred in the Llanos 94, Coati and Llanos 124 Blocks (Colombia).

Note 12

Equity

Share capital

	At	Year ended
Issued share capital	September 30, 2023	December 31, 2022
Common stock (US$ ´000)	56	58
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	56,117,978	57,621,998
Total common shares in issue	56,117,978	57,621,998

Authorized share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares, par value US$ 0.001 per share. All of the Company’s issued and outstanding common shares are fully paid and nonassessable.

Cash distributions

On March 8, 2023, and May 3, 2023, the Company’s Board of Directors declared cash dividends of US$ 0.13 per share which were paid on March 31, 2023, and May 31, 2023. On August 9, 2023, the Company’s Board of Directors declared cash dividends of US$ 0.132 per share which were paid on September 7, 2023.

Buyback program

On November 9, 2022, the Company’s Board of Directors approved the renewal of the program to repurchase up to 10% of its shares outstanding or approximately 5,854,285 shares until December 31, 2023. During the nine-month period ended September 30, 2023, the Company purchased 2,223,588 common shares for a total amount of US$ 23,611,000. These transactions have no impact on the Group’s results.

Other reserves

GeoPark applies hedge accounting for the derivative financial instruments entered to manage its exposure to oil price risk. Consequently, the Group’s derivatives that hedge cash flows from the sales of crude oil for periods from January 1, 2023 onwards, are designated and qualify as cash flow hedges and, therefore, the effective portion of changes in the fair values of these derivative contracts and the income tax relating to those results are recognized in Other Reserve within Equity. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss. During the nine-month period ended September 30, 2023, a realized loss of US$ 651,000 on commodity risk management contracts was reclassified to the Condensed Consolidated Statement of Income.

Note 13

Borrowings

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	September 30, 2023	December 31, 2022
2027 Notes	493,256	497,642
	493,256	497,642

Classified as follows:

Current	5,653	12,528
Non-Current	487,603	485,114

Note 14

Provisions and other long-term liabilities

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	September 30, 2023	December 31, 2022
Assets retirement obligation	45,918	40,903
Deferred income	795	757
Other	7,899	10,287
	54,612	51,947

Legal claim in the United Kingdom

On January 8, 2020, Amerisur Resources Limited (“Amerisur”) received a copy of a claim form issued in the High Court of England and Wales (the “Court”) by Leigh Day solicitors on behalf of a group of claimants (the “Claimants”) described as members of a farming community in the department of Putumayo in Colombia seeking compensation for economic and non-economic damages said to be caused by alleged environmental contamination and pollution caused by Amerisur’s operations in the region. Following initial court hearings, an interim freezing order was imposed on Amerisur for an amount of GBP 4,465,600 of its assets located in the United Kingdom. On November 10, 2020, the freezing order was discharged by agreement between the parties as Amerisur provided alternative security in the form of a letter of credit.

On August 11, 2023, a settlement (the “Settlement”) was signed between Leigh Day and Amerisur, made on a no-admission of liability basis and included a payment made by Amerisur. All Claimants represented by Leigh Day agreed to the Settlement. On October 2, 2023, the Court approved the Settlement, the litigation was discontinued and the letter of credit will be reduced to GBP 304,000 (equivalent to US$ 371,000 as of September 30, 2023), which will remain effective until March 2024.

GeoPark had a provision for this contingent liability, which was originally recognized at the moment of the acquisition of Amerisur in 2020. All payments made by Amerisur during 2023 were applied to the previously recognized liability, thus generating a gain of US$ 2,568,000 that was recorded in “Other income (expenses)” in the Condensed Consolidated Statement of Income for the three-month period ended September 30, 2023.

Note 15

Trade and other payables

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	September 30, 2023	December 31, 2022
Trade payables	91,892	102,125
To be paid to co-venturers	5,006	2,815
Customer advance payments	—	481
Staff costs to be paid	8,380	9,306
Royalties to be paid	409	9,403
V.A.T.	1,462	8,513
Taxes and other debts to be paid	7,469	8,963
	114,618	141,606

Classified as follows:

Current	114,618	141,606
Non-Current	—	—

Note 16

Fair value measurement of financial instruments

Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at September 30, 2023, and December 31, 2022, on a recurring basis:

			At
Amounts in US$ '000	Level 1	Level 2	September 30, 2023
Assets
Cash and cash equivalents
Money market funds	564	—	564
Total Assets	564	—	564
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	6,526	6,526
Total Liabilities	—	6,526	6,526

			At
Amounts in US$ '000	Level 1	Level 2	December 31, 2022
Assets
Cash and cash equivalents
Money market funds	242	—	242
Derivative financial instrument assets
Commodity risk management contracts	—	967	967
Total Assets	242	967	1,209
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	19	19
Total Liabilities	—	19	19

Note 16 (Continued)

Fair value measurement of financial instruments (Continued)

Fair value hierarchy (Continued)

There were no transfers between Level 2 and 3 during the period. The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as of September 30, 2023.

Fair values of other financial instruments (unrecognized)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Borrowings are comprised of fixed rate debt and are measured at their amortized cost. The Group estimates that the fair value of its financial liabilities is approximately 87% of its carrying amount, including interest accrued as of September 30, 2023. Fair value was calculated based on market price for the Notes and is within Level 1 of the fair value hierarchy.

Note 17

Capital commitments

Capital commitments are detailed in Note 33.2 to the audited Consolidated Financial Statements as of December 31, 2022. The following updates have taken place during the nine-month period ended September 30, 2023:

The Group incurred investments of US$ 36,720,000 to fulfill its commitments, at GeoPark’s working interest.

Colombia

The Colombian National Hydrocarbons Agency (“ANH”) approved GeoPark’s request to extend the exploratory phase in the Llanos 87 Block until May 14, 2023. As of the date of these interim condensed consolidated financial statements, the investments needed to fulfill the commitments in the block have already been incurred and the ANH approval is pending.

GeoPark drilled the two exploratory wells committed in the Llanos 123 Block and one of the three exploratory wells committed in the Llanos 124 Block. These investments require the approval from the ANH to fulfill the Group’s commitment.

The ANH approved GeoPark’s requests to extend the exploratory phase in the Llanos 86 and Llanos 104 Blocks until June 19, 2026, and the exploratory phase in the PUT-8 Block until June 14, 2024. The ANH also approved the fulfillment of commitments in the Llanos 94 Block with certain investments performed in the Llanos 34 Block and the request to extend the exploratory phase until October 1, 2025.

GeoPark completed the transfer of the pending commitments in the Coati Block (US$ 4,500,000) to other E&P contracts.

Note 17 (Continued)

Capital commitments (Continued)

Brazil

The Brazilian National Petroleum, Natural Gas and Biofuels Agency (“ANP”) approved GeoPark’s request to extend the exploratory phase in the POT-T-785 until April 29, 2025.

Argentina

On July 5, 2023, the local authority approved the request to suspend the first exploratory period in the Los Parlamentos Block until October 30, 2023. See Note 18.

Ecuador

The total investments needed to fulfill the commitments in the Perico Block have already been incurred.

Note 18

Subsequent events

On October 27, 2023, GeoPark agreed to transfer its 50% working interest in the Los Parlamentos Block in Argentina to its joint venture partner and thus, once formally approved by local authorities, GeoPark will no longer be liable to remaining capital commitments or other legal obligations resulting from its participation in the block. As a result of this transaction, GeoPark expects to incur in a net loss of approximately US$ 3,000,000 that will be recorded in the three-months period ended December 31, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Verónica Dávila
Name: Verónica Dávila
Title: Chief Financial Officer

Date: November 8, 2023